UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On November 11, 2025, SOLOWIN HOLDINGS (the “Company”) appointed AOGB CPA Limited (“AOGB”) as its independent registered public accounting firm, effective immediately. AOGB replaced WWC, P.C. (“WWC”), the former independent registered public accounting firm of the Company, which the Company dismissed on the same day. The appointment of AOGB and the dismissal of WWC were made after a careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company and ratified by the board of directors. The Company’s decision to make this change was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit reports of WWC on the Company’s consolidated financial statements as of March 31, 2025 and 2024 and for the three years ended March 31, 2025 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended March 31, 2025, 2024 and 2023, and through the subsequent interim period to November 11, 2025, (i) the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, would have caused it to make reference to the subject matter of the disagreements in connection with its report; and (ii) there were no reportable events as defined by Item 16F(a)(1)(v) of Form 20-F.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished WWC with a copy of this Form 6-K, providing WWC with the opportunity to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 is a copy of WWC’s letter addressed to the SEC.

During the Company’s fiscal years ended March 31, 2025, 2024 and 2023, and through the subsequent interim period to November 11, 2025, the Company did not consult AOGB with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that AOGB concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit Number	Description
15.1	Letter from WWC, P.C., dated November 12, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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